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                          April 19, 2024

       Peter Blume-Jensen, M.D., Ph.D.
       Chief Executive Officer and President
       Acrivon Therapeutics, Inc.
       480 Arsenal Way, Suite 100
       Watertown, Massachusetts 02472

                                                        Re: Acrivon
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 17,
2024
                                                            File No. 333-278761

       Dear Peter Blume-Jensen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nick DeAngelis, Esq.